

October 25, 2011

Via E-mail
LVB Acquisition, Inc.
c/o Jody S. Gale
Vice President & Associate General Counsel
Biomet, Inc.
56 East Bell Drive
PO Box 587
Warsaw, Indiana 46581

>   **Re: LVB Acquisition, Inc.**
>   **Form 10**
>   **Filed September 28, 2011**
>   **File No. 000-54505**

Dear Mr. Gale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forward-Looking Statements, page 3

1.   Please tell us how you determined you may claim the safe harbor you cite on page 4. See Exchange Act Section 21E(a).

Patents and Trademarks, page 20

2.   Please reconcile your disclosure here regarding the importance of your intellectual property to your business with the disclosure in the third to last paragraph on page 34.

Reconstructive, page 46

3.   We note the factors you describe "may have" resulted in declining growth. Revise to clarify why you are unsure whether the factors you note caused that decline. Please also revise to avoid vague statements regarding how sales increased due to increased demand or were driven by products you mention. Instead, revise to clarify the reasons underlying the demand and why and how the products you mention drove sales growth.

Liquidity and Capital Resources, page 53

4.   We note the significant amount of debt outstanding. We also note your disclosure that repayment of your debt is dependent on cash flow generated by your subsidiaries and the significance of your foreign operations. As such, in future filings please disclose the amount of cash and cash equivalents held outside of the U.S. and describe any potential consequences if such amounts were to be repatriated. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

5.   Please revise to clarify the amount of earnings held by your foreign subsidiaries and to discuss the impact on your liquidity.

Balance Sheet Metrics, page 54

6.   In future filings please disclose how you calculate day's sales outstanding and inventory turns.

Non-GAAP disclosures, page 56

7.   Please expand to clarify what insight to your financial position and performance is indicated by the directional trend in your disclosure.

8.   We see that you disclose a Senior Secured Leverage Ratio that is determined using a measure of adjusted EBITDA as defined in a credit agreement. We also see your disclosure that the ratio is important in determining interest rates, fees and borrowing capacity under certain of your debt arrangements. Please tell us how the disclosure about the leverage ratio fully considers the disclosure guidance from Non-GAAP Financial Measures, Compliance and Disclosure Interpretation Question 102.9.

9.   As you disclose that you believe that the directional trend of the leverage ratio provides valuable insight to understanding your operational performance and financial position with respect to your debt obligations, tell us why you show the leverage for two years while you show the calculation of adjusted EBITDA for three years.

10.   We see that you disclose a measure labeled EBITDA that is also adjusted for "other (income) expense." As your measure does not appear to be EBITDA as conventionally

defined, please tell us why you believe it is appropriate to label your measure as EBITDA.

Item 4. Security Ownership . . ., page 69

11.   Please update the information in the table to be as of the most recently practicable date. Also revise to identify the natural persons who have or share voting and/or dispositive powers with respect to the securities held by the entities listed in the table.

Executive Compensation Philosophy, page 76

12.   Please revise to clarify the extent to which you relied on comparable companies to set your compensation, including where within the informal peer group you targeted your compensation and where your actual compensation ranks relative to this group. For example, what do you mean by base salary rates that are "comparable?" Further, given your disclosure regarding considering compensation data of an informal peer group and other companies, please also revise to identify all comparator companies. See Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.

13.   Please expand your compensation discussion significantly to disclose with specificity the individual and corporate objectives and market data that resulted in the compensation decisions for the periods presented. From your revised disclosure, it should be clear how target, maximum and payout amounts were determined, the extent to which you relied on comparable companies to set your compensation, including the identities of the comparator companies, how the assessments of the chief executive officer differed from the final decisions, the impact on amounts paid from failing to meet the targeted amount, how the unit financial targets relate to the percentages in the second table on page 78, how you make your equity grant determinations with respect to each named executive officer, the reasons for changing from option awards to RSUs, and the specific targets to be achieved in order for your named executive officers to earn their respective cash incentive payments for 2011. To the extent you believe that disclosure of such information would result in competitive harm, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Stock Options and Restricted Stock Units, page 78

14.   Please revise to include substantive analysis and insight into how you make your stock-based equity grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how you determined the actual number of restricted stock units that were awarded to your named executive officers and how and why those awards varied among the named executive officers. Also discuss the reasons for changing from option

awards to RSUs, particularly in light of the "founding philosophy" mentioned on page 76, and the substantial increase in the value of the awards granted.

Grants of Plan-Based Awards, page 84

15.   The disclosure in this table indicates you granted cash incentive awards late in the third quarter of your 2011 fiscal year, contrary to the implication from your disclosure on page 78. Please reconcile.

Director Compensation, page 96

16.   Given your disclosure on pages 71-72 regarding the affiliations of your directors and on pages 138 and 141 regarding services provided by those with whom your directors are affiliated, please tell us why this table omits the amounts paid pursuant to the Management Services Agreement.

Item 7. Certain Relationships, page 96

17.   The last sentence of the first paragraph on page 138 implies you "may" have transactions other than those disclosed in this section. Please tell us why you do not know whether all such transactions have been disclosed and what actions you have taken to determine the existence of such transactions. Please also file as exhibits all agreements with related parties.

18.   Please update your disclosure in this section; we note the multiple references to as of May 31, 2011. Please also quantify the amounts paid to affiliates in connection with the transactions mentioned on page 141.

19.   If your affiliates hold debt, as implied by your disclosure on page 142, please disclose the information required by Regulation S-K Item 404(a)(5).

20.   Please expand to clarify the standards applied by the Compliance Department in reviewing transactions that involve the appearance of a conflict of interest, the standards applied by your Board and committees in reviewing transactions, and how you determine whether the Board or a committee reviews it. Also revise to clarify what you mean by "certain" related-party transactions subject to the review process you note.

Stock Options, page 98

21.   Please reconcile your disclosures here and pages 97 and 126 regarding the number of shares available for issuance under the 2007 LVB Plan as of May 31, 2011.

Financial Statements, page 102

22.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Note 2. Inventories, page 113

23.   Under SAB Topic 5-BB and FASB ASC 330-10-35-14, inventory impairment charges establish a new cost basis for affected inventory. Accordingly, please tell us why what you show as an inventory reserve should not be netted against the relevant categories for presentation purposes under Rule 5-02.6 of Regulation S-X.

24.   As a related matter, tell us whether the cash flow statement item "provision for inventory obsolescence" represents the gross impairment charge for each period. In that regard, we see that for fiscal 2010 and 2009 the amounts charged to costs and expenses from the financial statement schedule presented on page 143 are significantly different from the amounts shown as provision for inventory obsolescence on the cash flow statement for those years.

Note 5. Goodwill and Other Intangible Assets, page 115

25.   Please describe to us, with a view toward disclosure in future filings, the accelerated method used to amortize the customer relationship intangibles.

26.   In light of the significance of amortizing intangible assets to your balance sheet, please tell us how you considered whether to provide disclosure about the useful lives assigned to each major class of reported intangible asset. Refer to FASB ASC 350-30-50-5.

27.   As a related matter, in light of the impairment charge in 2011, please tell us how you assessed whether the useful lives assigned to your intangible assets continued to be appropriate.

28.   We note your statement that the income approach was used to determine the fair value of the Europe reporting units and associated impairment charges. Please also clarify for us how you applied the income approach for determining the cash flows, fair value and associated impairment charges for the other definite and indefinite-lived intangible assets. In addition, please clarify the nature of the "impairment charge" column presented between the columns "accumulated amortization" and "net carrying amount" in the table on page 117.

Note 6. Debt, page 117

29.   Please tell us how your disclosures consider the guidance from Rule 3-10 of Regulation S-X with respect to guarantor financial information. In that regard, we see that you provide certain consolidating guarantor financial information in the financial statement

footnotes to Biomet's Form 10-K, presumably under the requirements of Rule 3-10.

Note 11. Share-based Compensation and Stock Plans, page 126

30.   The estimated fair value of a share of common stock is normally a key input in measuring stock-based compensation. As there is no quoted market price for your common shares, please (1) briefly describe to us how you estimate the fair value of a share of your common stock for purposes of measuring stock-based compensation and (2) tell us how you considered whether you should make some disclosure about how you estimate that common stock per share fair value.

Note 15. Contingencies, page 135

31.   With respect to the described contingencies, please tell us how your disclosure also considers the guidance from FASB ASC 450-20-50-4b. Under the cited guidance, disclosure made pursuant to FASB ASC 450-20-50-3 should also provide an estimate of any possible loss or range of loss or state that such estimate cannot be made.

Exhibits

32.   We note that you have not included the schedules or exhibits to exhibit 10.1, 10.1.2, or 10.2, the exhibits to exhibit 10.2.2, or Exhibit I to exhibit 10.1.1. Please refile these agreements with all attachments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Geoffrey D. Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey D. Kruczek for

Amanda Ravitz
Assistant Director

cc (via E-mail): James Small, Esq.
Clearly Gottlieb Steen & Hamilton LLP